May 22, 2008
By Telefacsimile and Mail
Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Semitool, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Quarter Ended December 31, 2007
File No. 000-25424
Dear Mr. Vaughn:
We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of April 29, 2008 which was received by the Company on April 29, 2008. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.
Form 10-K for the Fiscal Year Ended September 30, 2007
Note 1. Company Organization and Summary of Significant Accounting Policies, page 39
-Revenue Recognition, page 41
1.	We note that as a result of substantive acceptance provisions, you defer revenue until customer acceptance. We further note that you present “deferred profit,” which you state represents the deferred revenue from equipment shipped to customers that has not yet been accepted by the customer, less the deferred cost of sales. Please address the following:
•	Tell us the point at which you record the accounts receivable and the related deferred revenue amounts on a sale to a new customer or of a new product to an existing

Kevin L. Vaughn, Accounting Branch Chief
May 22, 2008
Page Two
customer requiring customer acceptance. Tell us if the amount billed represent the full sales price or only a portion of the sales price. Finally, tell us why you believe it is appropriate to record accounts receivable and deferred revenue at this point.
RESPONSE:
We record 100% of the accounts receivable and the related deferred revenue upon transfer of ownership on all transactions whether it is with a new or existing customer, or a new or proven product. Except on rare occasions described below, transfer of ownership occurs at the time of shipment. Our standard purchase contract delivery terms are FCA (Kalispell) from our manufacturing facility and provide that title to the equipment transfers upon delivery. As a result, title and risk transfers to the customer when the tool is loaded at our facility onto the customer’s freight company’s truck. We record the receivable consistent with the purchase contract, which typically obligates the customer to pay 90% within 30-60 days after delivery and 10% 30-60 days after final acceptance. This is true whether we bifurcate revenue between product and services or defer 100% of the revenue. Paragraph 14 of EITF 00-21 requires that we defer the greater of the acceptance amount or the fair value of the services to be provided. This amount due on acceptance is typically 10% and the fair value of the services to be provided is 2-3% or less. Infrequently we will ship to a customer with other terms such as DDU (destination) and in those instances we do not record the receivable until title has transferred along with ownership risks. Therefore we believe it is appropriate to record accounts receivable and deferred revenue at the point of ownership transfer.
•	It appears that your accounting results in the relief of inventory upon shipment but prior to customer acceptance. In light of the substantive acceptance criteria, tell us why you believe it is appropriate to relieve inventory prior to acceptance. Discuss how you meet the delivery criteria referred to in SAB Topic 13.a.3.b.
RESPONSE:
In those instances where legal title and risk of ownership transfers to the customer upon shipment, relief of inventory occurs upon shipment. Since we no longer own the inventory, it would be inappropriate to continue to reflect the inventory as an asset. Typically at shipment, the customer has possession of the product, has insured the product, may have already started to depreciate the product and may even be in production with the product.
SAB 13.a.3.b does not offer any examples of customer acceptance situations that match our typical sales transactions. The type of transaction described in SAB Topic 13.a.3.b Questions 1(d) and 2 comes the closest to our transactions. Typically, in our situations, the agreement does not provide for the customer to return the equipment. Our customers run complex integrated circuit fabricating facilities. The manufacture of ICs involves hundreds of

Kevin L. Vaughn, Accounting Branch Chief
May 22, 2008
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steps and as such customers are reluctant to introduce unknown processes or equipment into the equation. Before they commit to a purchase order, they have tested the equipment in lab or factory demonstrations until they are confident that the equipment and process will work. Our track record of customer returns of less than 1% (on a net sales basis) supports our premise that acceptance of our equipment is probable and substantially within our control. In SAB Topic 13.a.3.b Question 2, the guidance relies on EITF Issue 00-21 as we do to bifurcate the revenue components. Before we bifurcate revenue, certain criteria must exist. The tool must be (a) proven technology as evidenced by other customer acceptances and (b) going into a proven customer environment. If either of these criteria are not met, we defer revenue 100%.
We bifurcate revenue in accordance with 00-21 in that we provide both equipment and installation services to our customers. There exists objective and reliable evidence of fair value for each of these units of accounting. The customer purchase orders reflect a bargained for price with the value of installation being determined by the value of like services sold separately and in accordance with paragraph 14 of 00-21 we defer the greater of the acceptance amount or the value of the services to be performed. Although rare, third parties do perform installations of our tools. The costs of both units of accounting are known. As a result of this we meet the delivery criteria of SAB 13.a.3.b. as we are certain acceptance will occur based on history of returns, who we are selling to, the environments and the machines being sold.
•	Notwithstanding the above, tell us how your current presentation of deferred profit complies with paragraph 5 of FIN 39, which permits offsetting of assets and liabilities only when a legal right of setoff exists.
RESPONSE:
Paragraph 5 of FIN 39 relates to the offsetting or netting of Assets and Liabilities, but the elements of deferred profit do not include material assets. The elements of deferred profit include the following:
Deferred Revenue, less
Deferred Cost of Sales, Warranty expense,
Deferred Cost of Sales, Installation expense,
Deferred S,G &A Expense, Commissions, and
Deferred Cost of Sales — Manufacturing expenses

Kevin L. Vaughn, Accounting Branch Chief
May 22, 2008
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In instances of 100% deferral, the major elements are the Deferred Revenue and the Deferred Cost of Sales — Manufacturing expenses. We believe it would be misleading to portray Deferred Cost of Sales-Manufacturing expenses as Inventory as we no longer own the product as stated above. Further, we believe showing Deferred Cost of Sales as an asset does not make conceptual sense as these items don’t meet the definition of an asset. These costs, of themselves, have a present value of zero. As Accumulated Depreciation represents a contra-asset, these accounts are contra-liabilities as they reduce the liability when recognized because these cost have already been incurred or earned against that liability.
Deferred Cost of Sales — Warranty expense and Deferred S,G & A Expense — Commissions are only recorded when revenue is 100% deferred and is done so to properly match revenues with expenses. Deferred Cost of Sales — Installation expense is also matched at that time.
If the revenue can be bifurcated, manufacturing costs, the commissions and estimated warranty are recorded directly to expense so as to be matched with the revenue recognized. Deferred Cost of Sales — Installation expense is recognized and is matched with revenue when the acceptance portion of revenue is recognized. This has become a generally accepted practice in our industry since the adoption of SAB 101/4 and is followed by such leaders in our industry such as Novellus, Inc. and KLA-Tencor Corporation.
Form 10-Q for the Quarter Ended December 31, 2007
General
2.	We note the disclosure in the 10-Q for the quarter ended December 31, 2007, that you recently reported to the Office of Export Enforcement in the Commerce Department’s Bureau of Industry and Security that you may have violated certain export regulations. Please identify for us the countries to which you may have exported your products in violation of those export regulations.

RESPONSE:
We have determined that we inadvertently exported certain pumps and valves that are listed on the U.S. Bureau of Industry and Security’s (BIS) Commerce Control List to countries where there is an export license requirement if an exception is not otherwise available. The countries at issue are Singapore, Taiwan, China, Israel, Malaysia and Liechtenstein. These pumps and valves are used as replacement parts in our equipment, and are eligible for a license exception if they are exported as one-for-one replacement parts directly to the customer. However, in some instances we warehoused these parts in the subject countries before they were delivered to the customer or they were exported to the customer in retrofit packages, which makes the export ineligible for the replacement license exception. In response thereto, we have submitted a voluntary self-disclosure describing the nature of these

Kevin L. Vaughn, Accounting Branch Chief
May 22, 2008
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shipments to the Office of Export Enforcement of the Department of Commerce (OEE) in accordance with applicable Export Administration Regulations. We also have applied for licenses to enable us to export these parts in the same manner as we have disclosed to the OEE and we are in receipt of the first of these licenses. However, the receipt of these export licenses does not affect the ability of the OEE to assess fines or sanctions for past violations.
The Company supplementally advises the Staff that it will disclose this information in future filings.
Very truly yours,
/s/ Larry Viano
Larry Viano
Vice President and Chief Financial Officer
Cc: Tara Harkins, Staff Accountant